EXHIBIT 99.1

POET Technologies Appoints Theresa Lan Ende as Board Advisor; To be Nominated as Director at October Annual Meeting

TORONTO, June 07, 2022 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (TSX Venture: PTK; NASDAQ: POET), the designer and developer of the POET Optical Interposer™ and Photonic Integrated Circuits (PICs) for the data center and tele-communication markets, today announced that it has appointed Theresa Lan Ende, currently Chief Procurement Director of Arista Networks, as an advisor to the Company’s Board of Directors. The Company also announced that it intends to nominate Theresa Lan Ende as a director at its Annual General Meeting currently scheduled for October 6, 2022.

“We are thrilled that Theresa Lan Ende has agreed to become an advisor to our Board prior to her nomination at the AGM,” said Dr. Suresh Venkatesan, Chairman and Chief Executive of POET. “As part of that upcoming meeting, we will be proposing to shareholders an increase in the size of the Board and appointment of Theresa. She brings to our Board a wealth of knowledge and experience in global supply chain management, operations and planning gained from several leading companies in our industry, including Arista Networks, JDS Uniphase, Force10 Networks, Cisco Systems and ROLM Telecommunications. She has a unique and valuable perspective on present-day supply chain matters and is expected to be an insightful voice on the Board as the Company grows in size and stature.”

Before her appointment as Chief Procurement Director of Arista Networks in 2019, Theresa Lan Ende served for 10 years as its Senior Director of Global Supply Chain Management. Prior to Arista, she held senior positions at JDSU Optical Division and Force10 Networks. At Cisco Systems and ROLM Telecommunications, Ms. Ende held various program management and planning management positions over a 20-year period. In 2019, she was honored as one of the “Top 100 Women of Influence” by Silicon Valley Business Journal.

Option Grant

For her services as an Advisor for the period from June 1, 2022, through the date of the next Annual General Meeting, the Board of Directors has approved a combination of option grants and cash payment equivalent to the compensation of other members of the Board who hold no Committee chair positions. Specifically, a grant of 4,745 options will made to Theresa Lan Ende which will vest monthly in arrears over 4 months. The options are exercisable for 10 years at a price of CAD$7.16, being the closing price of the Company’s shares on May 31, 2022. In addition, Ms. Ende will receive a cash payment of US$7,500. The options were granted subject to provisions of the Company’s 2021 Stock Option Plan and are subject to the TSX Venture Exchange policies and applicable securities laws. For further details on the Company’s share capital, refer to the Company’s Financial Statements and MD&A for the three-months ended March 31, 2022, which may be found on SEDAR and EDGAR.

About POET Technologies Inc.
POET Technologies is a design and development company offering integration solutions based on the POET Optical Interposer™ a novel platform that allows the seamless integration of electronic and photonic devices into a single multi-chip module using advanced wafer-level semiconductor manufacturing techniques and packaging methods. POET’s Optical Interposer eliminates costly components and labor-intensive assembly, alignment, burn-in and testing methods employed in conventional photonics. The cost-efficient integration scheme and scalability of the POET Optical Interposer brings value to any device or system that integrates electronics and photonics, including some of the highest growth areas of computing, such as Artificial Intelligence (AI), the Internet of Things (IoT), autonomous vehicles and high-speed networking for cloud service providers and data centers. POET is headquartered in Toronto, with operations in Allentown, PA, Shenzhen, China and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products and expectations for approval of proposals at the Company’s annual meeting of shareholders.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, future growth, recruitment of personnel, opening of offices, the form and potential of its joint venture, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, lack of performance of its joint venture, delays in recruitment for its newly opened operations or changes in plans with respect to the development of the Company’s anticipated projects by third-parties, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the agreement by shareholders to approve proposals put forth by the Company at shareholders’ meetings. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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